Exhibit 99.3

AVG TECHNOLOGIES N.V.

Agenda (including explanatory notes) of the Extraordinary General Meeting of Shareholders (the EGM) of AVG Technologies N.V. (the Company),

to be held on 14 October 2014 at 09:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

The notice of this meeting appeared on the Investor Relations section (Corporate Governance > Shareholders Meeting) of the Company’s website www.avg.com or investors.avg.com. In that notice, reference is made to the agenda items below.

1.	Opening and announcements

2.	Approval of the proposed acquisition by the Company of the business of WaveMarket Inc., doing business as Location Labs.

On 3 September 2014, AVG announced its intention to take over of the business of Wavemarket, Inc., doing business as Location Labs (the Transaction).

The total consideration of the Transaction (the Total Consideration) consists of three components to be paid in cash: i) an initial payment (the Initial Payment) of approximately USD 140 million less the pro rata share of holders of unvested Options and holders of unvested RSUs of Location Labs of such amount, subject to customary closing adjustments, ii) an earn-out payment (the Earn-Out Payment) for an amount up to USD 78 million that is dependent on Location Labs achieving certain financial and other performance metrics for each year ending 2014 and 2015 and iii) an employee retention component for an amount up to USD 2 million (the Retention Component). With respect to the unvested Options and unvested RSUs, as such holders vest after Closing in accordance with the original schedule and terms of their Options or RSUs, they will have the right to receive their pro rata share of the Initial Payment. The Transaction is expected to close in the fourth quarter of 2014, on 15 October 2014, and is subject to customary closing conditions and approvals.

The terms and conditions of and the further details of the Transaction are set out in the shareholders’ circular made available by AVG to its shareholders on AVG’s website on the date of publication of this agenda and explanatory notes thereto.

Rationale

The Managing Board and the Supervisory Board have determined that the Transaction serves the best interest of AVG and AVG’s shareholders and proposes that AVG shareholders approve the Transaction and recommends that the AVG shareholders, and other persons entitled to vote, vote in favor of the Transaction. Prior to reaching its determination to support the Transaction, the Managing Board and the Supervisory

Board consulted with and received the advice of financial advisors and outside legal and tax counsels, discussed certain issues with Location Labs’ management and considered a variety of factors weighing positively in favor of the Transaction, including the following material factors:

Significantly enhances AVG’s leadership position in mobile security software

•	Will create a unique comprehensive consumer mobile business, delivering unprecedented scale in product, users and revenue.

•	Creates one of the broadest product portfolios in the industry for mobile security by combining Location Labs’ proven innovative platform of personal security products with AVG’s industry-recognized mobile portfolio resulting in a unique and comprehensive consumer mobile business that will give customers a safer, simpler and more enjoyable connected experience.

•	Expands the definition of security by providing protection to the person/family.

•	Combines Location Labs’ 1.3 million paid monthly mobile subscribers with AVG’s user base of 85 million mobile devices.

•	Will add a significant offering in the iOS ecosystem to AVG’s existing presence in the Android market.

•	Adds a large mobile focused team with a track record of innovation and delivery in the heart of mobile innovation, Silicon Valley.

Diversifies AVG’s go-to-market channel presence by adding relationships with MNOs in the U.S., including AT&T, Verizon, Sprint and T-Mobile, and in Europe with Telefonica

•	Accelerates AVG’s ability to serve the $25 billion worldwide mobile operator market.

•	Location Labs has a robust sales network that includes the Internet, mobile, retail, and customer care outlets, and has deep integrations into the MNO billing, customer relationship management (CRM) and customer data record (CDR) systems which enhances the customer’s ability to purchase products more easily.

Combined product and services portfolio creates a compelling value proposition for MNOs

•	Providing value-added services and targeting family plans (multi-line) amongst their subscriber base are two key focus areas for MNOs. Combining AVG’s proven consumer product portfolio with Location Labs’ MNO service delivery platform will create an extremely competitive market proposition for the MNO market.

Opportunity for international expansion

•	Location Labs has been primarily focused on the U.S. market to date. The Transaction provides AVG the opportunity to leverage its global footprint and accelerate Location Labs’ penetration in non-U.S. markets, where Location Labs has identified MNO opportunities that represent nearly one billion mobile subscribers.

Financially attractive

•	The transaction is expected to be dilutive to AVG’s fourth quarter 2014 Non-GAAP earnings per share by approximately $0.05 per share or approximately 10%. AVG expects the Transaction to be neutral to 2015 Non-GAAP earnings per share and accretive thereafter.

•	The earn-out structure of the Transaction allows the purchase price to be aligned with financial performance of Location Labs and enhances the likelihood of retaining and motivating key employees.

Strong intellectual property portfolio and technology platform

•	Location Labs’ technology platform and deep integration with MNO systems, enables them to provide many functions that other competing vendors are unable to provide, thus increasing the strategic benefit to MNOs with multi-line accounts.

•	Location Labs has strong intellectual property leadership. It has filed 120 U.S. patent applications and been awarded 31 U.S. patents in the areas of location (including core patents on geofencing), device management, and privacy.

Experienced management team in MNO valued-added mobile services

•	The Transaction adds a world-class management team that has significant experience in the MNO service delivery market and has extensive experience and relationships with tier 1 MNO providers around the world. Location Labs employees are expected to remain with the company.

Proposal

Pursuant to article 2:107a of the Dutch Civil Code and Article 17.1(c) of the articles of association of AVG, the Board of Management and the Supervisory Board request the general meeting to approve the Transaction.

3.	Questions

4.	Close

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